SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

September 14, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs, Assistant Director Michael Foland, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Frank Knapp, Staff Accountant

Re:	Anaplan, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Filed August 22, 2018 Amendment No. 3 to Draft Registration Statement on Form S-1 Filed August 31, 2018 CIK No. 0001540755

Ladies and Gentlemen:

On behalf of Anaplan, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 10, 2018 relating to the Company’s Amendment Nos. 2 and 3 to Draft Registration Statement on Form S-1 submitted August 22, 2018 and August 31, 2018, respectively.

On behalf of the Company, we are also electronically transmitting for submission a Registration Statement on Form S-1 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of the Registration Statement.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

GUNDERSON    DETTMER    STOUGH    VILLENEUVE    FRANKLIN & HACHIGIAN, LLP

550 ALLERTON STREET, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

Securities and Exchange Commission

September 14, 2018

Amendment No. 3 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics, page 63

1.

You state that your selling efforts are focused on executives of large enterprises as you believe your Global 2000 customers present your greatest growth opportunity. While you have provided information related to the growth of your top 25 customers over time, it remains unclear how you monitor your ability to acquire and expand your overall enterprise customer base each period. Please explain further what measures are used by management to monitor the success of your focused growth model.

RESPONSE TO COMMENT 1:

The Company advises the Staff that it monitors its ability to acquire and expand its overall enterprise customer base by reviewing annually the number of customers with greater than $250,000 annual recurring revenue. The Company has revised the disclosure on pages 2, 62, and 94 of the Registration Statement to clarify this point as follows:

The number of customers with greater than $250,000 of annual recurring revenue was 59, 113, 181 and 213 as of the end of fiscal 2016, 2017, and 2018, and July 31, 2018, respectively.

The Company respectfully advises the Staff that while it reviews annually the number of customers with greater than $250,000 annual recurring revenue, it does not view that number as a key metric because it does not use that number to manage or operate its business. Nevertheless, it is providing the disclosure above in the Registration Statement for context so that readers can see the growth of enterprise, and by implication non-enterprise, customers in the last three fiscal years.

*********************************

Securities and Exchange Commission

September 14, 2018

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Richard C. Blake, Esq.
Richard C. Blake, Esq.

cc:	Frank Calderoni
David Morton
Gary Spiegel, Esq.
Anaplan, Inc.

Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Esq.
Sullivan & Cromwell LLP

Conor Moore
Katherine Hilkemeyer
KPMG LLP